Exhibit 12.1

Advanstar Communications Inc.

Computation of Ratio of Earnings to Fixed Charges/Deficiency

In the Coverage of Fixed Charges by Earnings Before Fixed Charges

	December 31,
	2001	2002	2003	2004	2005
	(unaudited)
	(dollars in thousands)

Earnings before fixed charges:

Loss from continuing operations before income taxes and cumulative effect of accounting change	$(86,307)	$(93,428)	$(59,906)	$(41,799)	$(37,311)
Portion of rents representative of interest factor	2,411	2,334	2,420	3,021	2,348
Interest on indebtedness	58,171	53,147	59,086	70,974	61,582
(Loss) earnings before fixed charges	(25,725)	(37,947)	1,600	32,196	26,619

Fixed charges:

Portion of rents representative of interest factor	2,411	2,334	2,420	3,021	2,348
Interest on indebtedness	58,171	53,147	59,086	70,974	61,582
Total fixed charges	60,582	55,481	61,506	73,995	63,930

Ratio of earnings to fixed charges	—	—	—	—	—

Deficiency in the coverage of fixed charges by earnings before fixed charges	$(86,307)	$(93,428)	$(59,906)	$(41,799)	$(37,311)